Notification of Annual General Meeting and Extraordinary General Meeting

Valley Cottage, New York, June 11, 2008 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; TASE: XTL) today announced a notice convening its Annual General Meeting (“AGM”) and Extraordinary General Meeting (“EGM”). The AGM and EGM will take place at the Conference Room at the Company’s Israeli offices at Building 3, Kiryat Weizmann Science Park, Rehovot, Israel 76100, at 4:00 p.m. Israel time, and 4:30 p.m. Israel time, respectively, on July 17, 2008.

At the AGM it is proposed that:

•	the annual report and financial statements for the year ended December 31, 2007 be received;
•	Kesselman & Kesselman (PricewaterhouseCoopers) be reappointed as the Company's auditors and the fixing of their remuneration be authorized; and
•	Messrs Michael Weiss, Ben Zion Weiner, William Kennedy, and Laurence Charney be re-appointed as Directors of the Company.

At the EGM it is proposed that:

•	the grant of options to Michael Weiss and Ben-Zion Weiner as detailed in the Notice be approved;
•	the grant of options to Ben-Zion Weiner and William Kennedy as detailed in the Notice be approved; and
•	the remuneration terms for Laurence Charney as detailed in the Notice be approved.

The Notice of the AGM and EGM is available for the public at the US Securities Exchange Edgar site: http://www.sec.gov/ and at the Israel Securities Authority's site: www.magna.isa.gov.il.

ABOUT XTL BIOPHARMACEUTICALS LTD.
XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of diabetic neuropathic pain and HCV. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain, which is currently in a Phase 2b study. XTL has out-licensed its novel pre-clinical HCV small molecule inhibitor program. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; TASE: XTL).

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225